As filed with the Securities and Exchange Commission on May 21, 2003

Registration No. 333-102525

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3/A4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RENT-WAY, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	25-1407782 (I.R.S. Employer Identification No.)

One RentWay Place
Erie, Pennsylvania 16505
(814) 455-5378
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William E. Morgenstern
Chairman of the Board and Chief Executive Officer
One RentWay Place
Erie, Pennsylvania 16505
(814) 455-5378
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JOHN J. ZAK, ESQ. MARY CATHERINE MALLEY, ESQ. Hodgson Russ LLP One M&T Plaza, Suite 2000 Buffalo, New York 14203 (716) 856-4000	KENNETH C. HUNT, ESQ. Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202-3590 (414) 273-3500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

1,433,000 SHARES

RENT-WAY, INC.

Common Stock

     The selling shareholders named on page 9 are selling up to 1,433,000 shares. We will not receive any of the proceeds from the shares sold by the selling shareholders.

     Our common stock is listed on the New York Stock Exchange under the symbol “RWY.” On May 20, 2003, the last reported sale price of our common stock was $4.92 per share.

     Our executive offices are located at One Rent Way Place, Erie, Pennsylvania 16505 and our telephone number is (814) 455-5378.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2003

RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
EX-23.2 Consent of PriceWaterhouseCoopers

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information or make representations that are different. This document may only be used where it is legal to sell these securities.

-i-

Rent-Way, Inc.

     We are the second largest operator of stores in the rental-purchase industry with 753 stores in 33 states as of March 31, 2003. We offer quality brand name computers, home entertainment equipment, furniture, appliances, and jewelry to customers under full-service, rental-purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. Management believes that these rental-purchase arrangements appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable or unwilling to obtain due to insufficient cash resources or lack of access to credit or because they have a temporary, short-term need for the merchandise or a desire to rent rather than purchase the merchandise. We also provide prepaid local phone service to consumers on a monthly basis through dPi Teleconnect LLC, our 70%-owned subsidiary. We operate in two segments: in the rental-purchase industry and, through dPi Teleconnect, in the prepaid local phone service industry.

     Our principal executive offices are located at One RentWay Place, Erie, Pennsylvania 16505; and our telephone number is (814) 455-5378. Our Internet address is http://www.rentway.com. All of our company filings with the SEC, Form 10-K, Form 10-Q and Form 8-K (and all amendments thereto) are available at no cost through our website.

     Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page 12 and “Incorporation of Documents by Reference” on page 13.

Recent Developments

     On February 8, 2003, we completed the sale of 295 stores to Rent-A-Center, Inc. for approximately $100.4 million. Under our credit facility, all proceeds of the sale, net of transaction, store closing and similar expenses, are required to be used to pay outstanding bank debt. Of the approximate $100.4 million sale price, an aggregate of $10 million is being held back by Rent-A-Center to secure indemnification obligations we undertook in connection with the sale—$5 million for 90 days and $5 million for 18 months. We received payment of $5 million of the holdback from Rent-a-Center on May 8, 2003. A copy of the definitive purchase agreement is filed as an exhibit to our annual report on Form 10-K filed on December 30, 2002. As a result of the sale, we now operate 753 stores in 33 states.

     As of April 18, 2003, we entered into a settlement agreement with the lead plaintiff in the shareholder class action currently pending in the U.S. District Court for the Western District of Pennsylvania. The class action names Rent-Way, several of our current and former officers and PricewaterhouseCoopers, our independent auditors, as defendants and arises out of the accounting improprieties we discovered in late October 2000. The settlement agreement provides for the release of Rent-Way and all other defendants except our former controller and our independent accountants in return for the payment of $25.0 million to the class. The $25.0 million payment consists of $21.0 million in cash, of which $11.0 million is to be funded by insurance, and $4.0 million in two year, unsecured subordinated notes bearing interest at 6%. The settlement is subject to court approval and conditioned on holders of no more than approximately 5% of the number of shares purchased in the class period opting out of the settlement. In addition, the settlement is conditioned on a refinancing or restructuring of our outstanding bank debt occurring on or before July 31, 2003. A motion has been filed by our independent accountants opposing the motion of the lead plaintiff in the class action, Cramer Rosenthal McGlynn LLC, seeking class certification and appointment as class representative. If lead plaintiff’s motion is denied, the court could reject our settlement.

     As of March 31, 2003, we were in compliance with all covenants contained in our current bank credit facility.

RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer and the price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS

Our significant indebtedness limits our cash flow available for operations and financial flexibility.

     We have incurred substantial debt to finance our growth and we have pledged substantially all of our assets as collateral for our debt. We had debt of $214.0 million at March 31, 2003. At that time, our ratio of debt to total capitalization was approximately 68%. We may need to incur additional indebtedness to operate our business successfully. In addition, we pay interest on our bank debt, which constitutes $213.9 million of our debt at March 31, 2003, at an effective annual interest rate of approximately 15%. A portion of our bank debt is subject to variable rates of interest. This exposes us to the risk that interest rates will rise and the amount of interest we pay to our bank lenders will increase. Our annual cost of servicing our bank debt was $62.2 million in fiscal 2002 and is expected to be $113.4 million in fiscal 2003. We may not be able to service our debt or refinance our debt at maturity on terms acceptable to us. Our bank credit facility expires December 31, 2003 and our bank debt becomes due at that date. Our quarterly financial statements for the three months ended December 31, 2002 and March 31, 2003 contain a footnote stating that our ability to operate as a going concern is largely dependent on our ability to successfully negotiate an amendment or a restructuring of our existing credit facility with our bank lenders. We are in discussions with our lenders to restructure or replace our existing credit facility. There can be no assurance that we will be successful in amending or replacing this bank debt. In the event we are unable to service our bank debt or to refinance the debt at maturity, our bank lenders would have the right to accelerate repayment of the debt and foreclose on our assets pledged to them as security.

     The degree to which we are leveraged could have other important consequences to holders of the common stock, including the following:

•	we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the funds available for our operations;

•	our ability to obtain additional financing is limited;

•	our flexibility in planning for, or reacting to, changes in the markets in which we compete is limited;

•	we are at a competitive disadvantage relative to our competitors with less indebtedness; and

•	we are rendered more vulnerable to general adverse economic and industry conditions.

If we do not have sufficient capital, we may not be able to operate our business successfully.

     Our capital needs are significant. We need capital:

•	to purchase new rental merchandise for our stores;

•	to service our debt; and

•	to open or acquire new stores.

     We may have to issue debt or equity securities that are senior to our common stock. We may have to issue additional shares of common stock that may dilute your ownership interest. We may not be able to raise additional capital on terms acceptable to us. In April 2002, we raised capital by selling our common stock and warrants to acquire our common stock in a private placement at a price that was below the then prevailing market price of our common stock. If we are unable to raise additional capital, we may not be able to purchase new rental merchandise for our stores, service or repay our outstanding debt or open or acquire new stores.

Our outstanding bank debt imposes restrictions that limit our operating and financial flexibility.

     Covenants in the instruments that govern our outstanding bank debt restrict our ability to:

•	incur liens and debt;

•	pay dividends;

•	make redemptions and repurchases of capital stock;

•	make loans, investments and capital expenditures;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations, assets dispositions, sale-leaseback transactions and affiliate transactions; and

•	change our business.

     These covenants also require us to maintain compliance with financial ratios such as a ratio of debt to EBITDA, among others. If we are unable to meet the terms of these covenants or if we breach any of these covenants, a default could result under our bank debt. A default, if not waived by our lenders, could result in acceleration and our bank debt becoming immediately due and payable. If acceleration occurs, we would not be able to repay our debt and we may not be able to borrow sufficient additional funds to refinance the debt. Even if new financing is available to us, it may not be available on terms acceptable to us. In fiscal 2001, we defaulted on covenants contained in our agreement with our bank lenders and obtained waivers and forbearance agreements from our bank lenders as to those defaults. On two occasions in fiscal 2002 and one occasion to date in fiscal 2003, we requested and received from our bank lenders amendments to the covenants contained in our credit agreement. These amendments allowed us to avoid non-compliance with those covenants and a default under our credit agreement.

Since a substantial portion of our assets consists of intangible assets, the value of some of these intangible assets may not be realized.

     A substantial portion of our assets consist of intangible assets, including goodwill and covenants not to compete relating to our acquisition of stores. At March 31, 2003, we had $189.4 million of intangible assets. This is a substantial portion of our $463.8 million in total assets at that date. The value of our intangible assets may not be realized on our sale, liquidation or otherwise. We will also be required to reduce the carrying value of our intangible assets if their value becomes impaired. This type of reduction could reduce our earnings significantly. In the fiscal year ended September 30, 2002, we reduced the carrying value of our intangible assets by $58.9 million.

If we are unable to offer new products or services or to continue strategic relationships with our suppliers, we may be unable to attract new customers and to maintain our existing customers.

     New product offerings help us attract new customers and satisfy the needs and demands of our existing customers. Our new product offerings may be unsuccessful for several reasons, including:

•	we may have overestimated our customers’ demand for these products;

•	we may have mispriced these products given our limited experience with them;

•	we may have underestimated the costs required to support our new product offerings;

•	we may have underestimated the difficulty in training our store personnel to sell and service these products;

•	we may incur disruptions in our relationship with our suppliers of these new products;

•	we may experience a decrease in demand due to technological obsolescence of some of our new products; and

•	we may face competition from our current rental-purchase competitors and other retailers who offer similar products to their customers.

RISKS RELATED TO OUR OPERATIONS

Class action and shareholder derivative lawsuits have been brought against our company and some of our officers and directors and there are currently pending both civil and criminal investigations by the U.S. Securities and Exchange Commission and the United States Department of Justice. We may have to pay fines or damages that could be substantial and could reduce the cash available to us to service our debt and pay our trade obligations.

     We and several of our current and former officers and directors are involved in ongoing lawsuits and investigations arising from the discovery of accounting improprieties in October 2000, including a class action lawsuit. These accounting improprieties consisted of inappropriate and unsupported entries in our books and records made or directed by our former controller and others. As a result of these improprieties, we restated our financial statements for fiscal 1998 and 1999 and for the first three quarters of fiscal 2000. We are unable to predict the outcome of these lawsuits and investigations at this time.

     We have settled the class action lawsuit, subject to several conditions, including court approval, approval of holders of no more than 1.9 million (approximately 5%) of the shares of our common stock purchased in the class period opting out of the settlement and a refinancing or restructuring of our bank debt on or before July 31, 2003. The settlement, if the conditions to its effectiveness are met, will require us to pay $25.0 million to the class. The $25 million payment consists of $21.0 million in cash and $4.0 million in two year, 6% subordinated, unsecured notes. Of the $21.0 million payable in cash, $11.0 million is expected to be funded by insurance. Our independent auditors have opposed the motion of the lead plaintiff in the class action, Cramer Rosenthal McGlynn LLC, seeking class certification and appointment as class representative.

     If the lead plaintiff’s motion is not granted, the court could reject our settlement agreement. Obtaining court approval of the settlement will require a motion, notice to the putative class members and a hearing, and will likely take several months. The court may determine that the agreement is unreasonable or insufficient, in which case it will not be approved. If the settlement does not become effective for any reason, we may be required to make cash or other payments to dispose of the class action in amounts substantially greater than those described above, and we will also incur additional attorneys’ fees and other expenses associated with continued defense of the lawsuit. We have asked the court, as a condition of the agreement, to bar the remaining defendants in the lawsuit from pursuing claims against us. If the court declines to enter such an order, we run the risk of being brought back into the case on third-party claims by the non-settling defendants. We do not now anticipate objections to the proposed settlement by any member of the putative class; however, if any member does object, it may reduce the likelihood that the court will approve the agreement and increase the risk that we will be required to make cash or other payments to dispose of the class action in amounts substantially greater than those described above. If the court rejects any objections to the settlement, the objecting parties will have the right to appeal the settlement which will delay the resolution of the lawsuit and result in additional attorneys’ fees and other expenses during the appeal process. The appellate court may reject the agreement in whole or in part which would then require further hearings before the district court and increase the risk that we will be required to make cash or other payments to dispose of the class action in amounts substantially greater than those described above. Any cash payments made in connection with the class action and the other lawsuits and investigations will reduce the cash available for our operations and to service our debt and could have a material adverse effect on our results of operations, financial condition and cash flows. There can be no assurance that the conditions to the settlement will be satisfied or that the settlement will be finalized.

     There are currently pending federal governmental investigations by the SEC and by the Department of Justice involving our financial reporting. The investigations are ongoing and we cannot predict their outcomes. If we or any of our officers are convicted of any crime or subjected to sanctions, or if substantial penalties, damages orother monetary remedies are assessed against us, this could have a material adverse effect on our results of operations, financial condition and cash flows.

     We, as nominal defendant, and certain of our officers and directors have been sued in a shareholder derivative action brought on our behalf in the U.S. District Court for the Western District of Pennsylvania. The derivative complaint relates to the events which gave rise to the purported class actions described above. We recently filed a motion to dismiss the derivative action, which is pending. We are unable to predict the outcome of this action at this time.

     Pursuant to our bylaws, we are obligated under certain circumstances to indemnify our officers and directors for the costs they incur as a result of the investigations and lawsuits, as well as liability for related claims. We are unable to determine the likelihood or amount of any such obligations at this time. The class action settlement agreement will not dispose of the civil and criminal investigations by the Securities and Exchange Commission and the Department of Justice or the shareholder derivative action.

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy or if general economic conditions are unfavorable.

     To improve operations, management developed and is implementing a business strategy focused on controlling operating expenses, providing higher margin products, engaging in marketing efforts to differentiate us from our competitors, enhancing our relationships with our customers and selectively opening new stores in existing markets. If we are not successful in implementing our business strategy, or if our business strategy is not effective, we may not be able to continue to improve our operations. Our operating success is also dependent on our ability to maintain appropriate levels of inventory, achieve and maintain a product mix that satisfies changing customer demand and preferences and purchase high quality merchandise at attractive prices. In addition, any adverse change in general economic conditions may reduce consumer demand for our products and reduce our sales. Failure to continue to improve operations or a decline in general economic conditions would cause our revenues and our operating income to decline and impair our ability to service our debt.

We are dependent on our management team, and the loss of their services may result in poor business performance including lower revenues and operating income.

     The success of our business is materially dependent upon the continued services of our management team. The loss of key personnel could result in poor performance including lower revenues, lower operating income and loss of employee and supplier confidence. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future. We do not maintain keyman life insurance policies on any member of our management team.

RISKS RELATED TO OUR INDUSTRY

If we fail to comply with extensive laws and governmental regulations relating to the rental-purchase industry or other operations, we could suffer penalties or be required to make significant changes in our operations.

     Forty-seven states have enacted laws regulating or otherwise impacting the rental-purchase transactions. All states in which our stores are located have enacted these types of laws. These laws generally require specific written disclosures concerning the nature of the transaction. They also may require a grace period for late payments and contract reinstatement rights in the event the rental-purchase agreement is terminated for non-payment. The rental-purchase laws of some states which limit the total dollar amount of payments that may be charged over the life of the rental-purchase agreement. States having these laws include California, Michigan, New York, Ohio, Pennsylvania and West Virginia. Enactment of new or revised rental purchase laws could require us to change the way in which we do business which could increase our operating expenses and thus decrease our profitability.

     No federal legislation has been enacted regulating rental-purchase transactions. Occasionally, this type of legislation has been introduced in Congress. These proposals include subjecting the rental-purchase industry to interest rate, finance charge and fee limitations, and to the Federal Truth in Lending Act. Any federal legislation of this sort, if enacted, could require us to change the way in which we do business.

     In addition, we offer prepaid local phone service through dPi Teleconnect. This business was made possible by the Telecommunications Act of 1996. In order to conduct this business, dPi Teleconnect must obtain governmental authorization in each state in which it provides local telephone service. Any state or federal regulation that limits the Telecommunications Act of 1996 or any of the state laws regulating this business may require us to change the way we do business or to discontinue providing this service in some or all states.

We face intense competition in the rental-purchase industry, which could reduce our market share in existing markets and affect our entry into new markets.

     The rental-purchase industry is highly competitive. We compete with other rental-purchase businesses, and, to a lesser degree, with rental stores that do not offer their customers a purchase option as well as with traditional retail businesses that offer an installment sales program or offer comparable products and prices. Competition with these businesses is based primarily on customer service, although competition with other rental-purchase businesses is also based on prices, terms, product selection and product availability. Our inability to compete effectively with other businesses and other rental stores could cause customers to choose these other businesses or rental stores for their rental-purchase needs. Our largest industry competitor is Rent-A-Center, Inc. Rent-A-Center, Inc. is national in scope and it has significantly greater financial resources and name recognition than we have. As a result, Rent-A-Center, Inc. may be able to adapt more quickly to changes in customer requirements and may also be able to devote greater resources to the promotion and sale of its products.

     Furthermore, new competitors may emerge. The cost of entering the rental-purchase business is relatively low. Current and potential competitors may establish financial or strategic relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

RISKS RELATED TO THIS OFFERING

We may be required to issue warrants to our bank lenders that could result in substantial dilution to our existing shareholders and a drop in the trading price of our common stock.

     Under our bank credit facility, our lenders are entitled to receive warrants, exercisable at $.01 per share, to acquire shares of common stock equal to 15% of our outstanding common stock if our leverage ratio measured at June 30, 2003 for the four fiscal quarters then ending is equal to or greater than 2.25 to 1.00. Our leverage ratio measured at March 31, 2003 for the four fiscal quarters then ended was 3.56 to 1. We do not expect to meet the leverage ratio of 2.25 to 1.00 at June 30, 2003 that would permit us to avoid issuance of the warrants. Leverage ratio at any date means our debt, including capital lease and letter of credit obligations, but not including payment-in-kind interest, plus three times occupancy expense for the four quarters then ended over the sum of our cash flow from operations and occupancy expense for the four quarters then ended. The issuance and subsequent exercise of these warrants would result in significant dilution to existing shareholders. The bank lenders are entitled to have the shares underlying the warrants registered for resale into the public markets at our expense. Resales of these shares into the public markets could result in a drop in our stock price.

Our articles and by-laws contain provisions that may discourage, delay, or prevent a merger or acquisition involving us that our shareholders may consider favorable.

     In some cases, our shareholders may be in favor of a change in control of our company through a merger or an acquisition. Some of the provisions in our articles of incorporation and bylaws may delay or prevent a change in control of our company by:

•	authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

•	providing for a classified board of directors;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at meetings; and

•	providing for restrictions on the calling of special shareholder meetings and on the removal of directors.

FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Rent-Way’s future prospects. These statements may be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions and relate to future events and occurrences. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. Rent-Way undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, the occurrence of future events, or otherwise.

USE OF PROCEEDS

     The shares of common stock are being offered solely for the accounts of the selling shareholders. We will not receive any proceeds from the sale of shares by the selling shareholders. A portion of the shares of common stock being offered are issuable upon exercise by the selling shareholders of warrants to purchase those shares. We will receive proceeds upon the exercise of these warrants in the amount of the aggregate exercise price.

SELLING SHAREHOLDERS

     The following table sets forth as of April 25, 2003 and as adjusted to reflect the selling shareholders’ sale of the sale of common stock offered hereby and certain information regarding beneficial ownership of our common stock by the selling shareholders.

     The table includes the number of shares and the percentage ownership represented by those shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission.

     Because the selling shareholders may sell all, a portion, or none of their shares being offered in this offering, no estimate can be made of the aggregate number of shares that each selling shareholder may actually sell or that each selling shareholder will own upon completion of this offering.

     The shares offered by this prospectus may be offered from time to time by the selling shareholders named below or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided by the selling shareholders and are accurate to the best of our knowledge. It is possible, however, that the selling shareholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

			Number
	Beneficial Ownership		of Shares	Beneficial Ownership
	Prior to the Offering		Being Offered	After the Offering

Name of Beneficial Owner[1]	Number	Percent		Number	Percent

Calm Waters Partnership[2]	1,669,767.5	4.7	1,357,767.5	312,000	-0-
Walter H. Morris	59,708.8	*	59,708.8	-0-	-0-
Charles A. Paquelet	15,523.7	*	15,523.7	-0-	-0-

[1]	All holders have an address at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051

[2]	Richard S. Strong and family members of Mr. Strong have voting and investment control over the shares held by Calm Waters Partnership.

*Less than 1%

     In April 2002, we entered into a Common Stock and Warrant Purchase Agreement with the selling shareholders. Pursuant to the terms of this agreement, the selling shareholders acquired an aggregate of 1,000,000 shares of common stock and warrants to acquire 100,000 shares of common stock at an exercise price of $9.35 per share. The agreement also provides for the issuance to the selling shareholders of an additional 333,000 warrants to acquire shares of common stock in the event we do not achieve a financial performance target for the twelve month period ended March 31, 2003. We have not met this target and therefore expect to issue the additional warrants following April 1, 2003. We expect the exercise price of these warrants to be $1.50 per share. Other than the shares of common stock offered under this prospectus and the additional warrants to be issued, there were no other shares or warrants sold nor are any other shares or warrants available for sale under the Common Stock and Warrant Purchase Agreement at this time or in the future.

PLAN OF DISTRIBUTION

     The selling shareholders and their pledgees, donees, transferees or other successors in interest may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. We have registered the shares of common stock covered by this prospectus for offer and sale by the selling shareholders so that those shares may be freely sold to the public by them. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale by the selling shareholders of the securities. We will pay all costs, expenses and fees in connection with the registration of those shares of common stock, including fees of our counsel and accountants, fees payable to the Commission, and listing fees. We estimate those fees and expenses to be approximately $30,000. The selling shareholders will pay all underwriting discounts and commissions, brokers’ commissions and agency fees, if any, attributable to the sale of the shares of common stock covered by this prospectus.

     One of the selling shareholders, Calm Water Partnership, is an affiliate of Strong Investments, Inc., a registered broker-dealer. Calm Waters Partnership purchased the shares of common stock in the ordinary course of business and, at the time of purchase of such shares, Calm Waters Partnership had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

     The selling shareholders, including their pledgees, donees, transferees or other successors in interest, may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the New York Stock Exchange or such other market on which our stock may be listed or quoted;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

•	through short sales of the securities; and

•	in any combination of the above.

     As described above, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of common stock covered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

     At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

     In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Our common stock is listed on The New York Stock Exchange under the symbol “RWY”.

     The selling shareholders and any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of the securities by the selling shareholders and any discounts or commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933.

     We have agreed to indemnify the selling shareholders and each person or entity which participates as or may be deemed to be an underwriter in the offering or sale of those selling shareholders’ shares of common stock against certain liabilities (and to contribute to payments in respect of those liabilities), including liabilities arising under the Securities Act of 1933. The selling shareholders, however, have agreed to indemnify us for certain liabilities arising out of information furnished to us on behalf of the selling shareholders for use in this prospectus.

     This prospectus covers resales of the 1,000,000 shares of common stock purchased by the selling shareholders and the 433,000 shares of common stock issuable upon exercise of outstanding warrants. The shares of common stock covered by this prospectus may also be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus.

LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus will be passed upon for us and the selling shareholders by Hodgson Russ LLP, Buffalo, New York.

EXPERTS

     Our consolidated financial statements as of September 30, 2002 and 2001 and the related statements of income, shareholders’ equity and cash flows for each of the years ended September 30, 2002, 2001 and 2000 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file proxy statements, annual, quarterly and special reports and other information with the SEC. You may read and copy at the prescribed rate, any document that we file with the SEC at its public reference room in Washington, DC, Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. You may call the SEC at 1-(800) SEC-0330 for further information about the public reference room. Our filings are also available at the SEC’s website at http://www.sec.gov. Our public filing are also available for inspection at the office of the New

York Stock Exchange, 20 Broad Street, New York, New York 10025. Our Internet address is http://www.rentway.com. The information on our website is not intended to be incorporated into this prospectus by reference and should not be considered part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate the information we file with them in this prospectus by reference. This means that we can disclose important information to you by referring you to their documents. Future filings made by us with the SEC are considered to automatically update this prospectus until this offering is completed. These future filings include periodic reports including Annual Reports on Forms 10-K, Quarterly Reports on Forms 10-Q, Current Reports on Form 8-K, as well as our proxy statements.

     We incorporate by reference into this prospectus the documents listed in the following table and any additional documents subsequently filed by us pursuant to Sections 13(a) or 14 of the Securities Exchange Act of 1934, as amended, until this offering is complete:

Our SEC Filings File No. 0-22026	Period

Annual Report on Form 10-K as amended on Form 10-K/A	Year ended September 30, 2002.

Quarterly Report on Form 10-Q as amended on Form 10-Q/A	Quarter ended December 31, 2002.

Quarterly Report on Form 10-Q Current Report on Form 8-K	Quarter ended March 31, 2003. Filed on: October 11, 2002, December 5, 2002, December 19, 2002, December 20, 2002, January 10, 2003, February 4, 2003, March 25, 2003, March 31, 2003, May 2, 2003 and May 9, 2003.

Current Report on Form 8-K as amended on Form 8-K/A	Filed on: February 24, 2003 as amended on April 2, 2003 and February 25, 2003 as amended on April 2, 2003.

Registration Statement on Form 8-A containing a description of our common stock	Filed September 30, 1998, including any amendments or reports filed for the purpose of updating such description.

     You can obtain at no cost any of the documents incorporated by reference in this prospectus from us, other than exhibits to those documents unless we specifically incorporated by reference this exhibit into this prospectus. You can request these documents by writing or by telephoning us at the following address and telephone number:

Investor Relations
RENT-WAY, INC.
One RentWay Place
Erie, Pennsylvania 16505
(814) 455-5378

     We will mail materials to you by first class mail, or another equally prompt means, within one business day after we receive your request.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The expenses to be incurred in connection with the offering are set forth below. The selling shareholders will not pay any expenses of the offering. All amounts are estimates except the SEC registration fee.

SEC registration fee	$461
Accounting fees and expenses	5,000
Legal fees and expenses	20,000
Miscellaneous	4,539

Total	$30,000

Item 15. Indemnification of Directors and Officers

     The provisions of Sections 1741 through 1750 of the Pennsylvania Business Corporation Law provide that a corporation shall have the power to indemnify any person who was or is threatened to be made a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a representative of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. To the extent that a representative of the corporation has been successful on the merits or otherwise in defense of any action or proceeding or in defense of any claim, issue or matter therein, the corporation is required by the Pennsylvania Business Corporation Law to indemnify them against expenses actually and reasonably incurred by them in connection with their defense.

     Rent-Way’s By-Laws provide that it shall indemnify its officers and directors against claims arising from actions taken in their official capacity except where the conduct giving rise to the claim is finally determined by a court or in arbitration to have constituted willful misconduct or recklessness or to have involved the receipt from Rent-Way of a personal benefit to which the officer or director was not entitled, or where the indemnification has been determined in a final adjudication to be unlawful. Rent-Way may create a fund, trust or other arrangement to secure the indemnification. In addition, Rent-Way is required to pay the expenses of defending the claim in advance of final adjudication upon the receipt of an undertaking by the officer or director to repay the advanced amounts if it is ultimately determined that the officer or director is not entitled to be indemnified. These provisions of the By-Laws are expressly permitted pursuant to the Pennsylvania Business Corporation Law.

Item 16.  Exhibits

Exhibit No.	Description

3.1	Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1998).

3.2	By-Laws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed July 2, 2001).

5.1(+)	Opinion of Hodgson Russ LLP.

10.1	Common Stock and Warrant Purchase Agreement among Rent-Way and Calm Waters Partnership, Walter H. Morris and Charles A. Paquelet (with form of warrant attached) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

23.1(+)	Consent of Hodgson Russ LLP (included in Exhibit 5.1).

23.2(*)	Consent of PricewaterhouseCoopers, LLP.

24.1	Power of Attorney (included on signature page to this Registration Statement filed on January 15, 2003).

(*)	Filed herewith.

(+)	Previously filed.

Item 17.  Undertakings

     (a)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Rent-Way pursuant to the foregoing provisions or otherwise, Rent-Way has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by Rent-Way of expenses incurred or paid by a director, officer or controlling person of Rent-Way in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, Rent-Way will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

     (b)  Rent-Way also hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or event arising after the effective date of the Registration Statement, or the most recent post-effective amendment of the Registration Statement, which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information in the Registration Statement;

     Provided, however, that paragraphs (b)(1)(i) and (b)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports field with or furnished to the Commission by Rent-Way pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That for the purposes of determining any liability under the Securities Act, each such post-effective shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offer to sell those securities.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c)  Rent-Way hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Rent-Way’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of Rent-Way Exchange Act, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering of those securities.

SIGNATURES

     Pursuant to the requirements of the Securities Act, Rent-Way certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned who are duly authorized in the City of Erie, Commonwealth of Pennsylvania, on May 21, 2003.

RENT-WAY, INC.

By: /s/ William E. Morgenstern William E. Morgenstern, Chairman of the Board and Chief Executive Officer

     In accordance with the requirements of the Securities Act, this Registration Statement was signed by the following persons in the capacities and on the date stated.

Signature	Title	Date

/s/ William E. Morgenstern William E. Morgenstern	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	May 21, 2003

/s/ William A. McDonnell William A. McDonnell	Vice President, Chief Financial Officer (Principal Financial Officer)	May 21, 2003

/s/ John A. Lombardi John A. Lombardi	Vice-President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	May 21, 2003

* Gerald A. Ryan	Director	May 21, 2003

* John W. Higbee	Director	May 21, 2003

* Robert B. Fagenson	Director	May 21, 2003

* Marc W. Joseffer	Director	May 21, 2003

Signature	Title	Date

* William Lerner	Director	May 21, 2003

* Jacqueline Woods	Director	May 21, 2003

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 pursuant to the Power of Attorney executed by the above-named directors and officers of the Registrant and previously filed with the Securities and Exchange Commission on behalf of such directors and officers.

By: /s/ William E. Morgenstern William E. Morgenstern Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1998).

3.2	By-Laws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed July 2, 2001).

5.1(+)	Opinion of Hodgson Russ LLP.

10.1	Common Stock and Warrant Purchase Agreement among Rent-Way and Calm Waters Partnership, Walter H. Morris and Charles A. Paquelet (with form of warrant attached) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

23.1(+)	Consent of Hodgson Russ LLP (included in Exhibit 5.1).

23.2(*)	Consent of PricewaterhouseCoopers, LLP.

24.1	Power of Attorney (included on signature page to this Registration Statement filed on January 15, 2003).

(*)	Filed herewith.

(+)	Previously Filed.